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The Fundrise Income Real Estate Fund focuses on private real estate credit — primarily gap financing for stabilized and ground-up multifamily in the Sunbelt. **The Fund's annualized distribution rate is currently 8.14%**[1], with quarterly dividends, quarterly redemption windows and low minimum to get started.

If you're interested, you can gain the most exposure to the Income Fund by investing through the Supplemental Income investment plan.

Happy to go deeper on the portfolio or current positioning — schedule a call or reply here.

Best,
Thomas Eden
Senior Investor Relations Associate

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

[1] As of August 24, 2026. The current month's distribution is annualized and divided by the prior month's net asset value per share.

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I wanted to share details on our two private credit funds, in case either is a fit for where you're deploying capital right now.

Our Income Real Estate Fund is an open interval fund focused on real estate credit and gap financing, primarily in Sunbelt multifamily, currently running a **8.14%[1] annualized distribution rate**, with a low minimum investment. The Opportunistic Credit Fund II is a closed-end vehicle targeting 9–11% net yields through senior and mezzanine debt in commercial real estate, with a $50,000 minimum, a 5-year term, and an accredited investor requirement.

Happy to go deeper on either — schedule a call or reply to this email.

Best,
Thomas Eden
Senior Investor Relations Associate

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

[1] As of August 24, 2026. The current month's distribution is annualized and divided by the prior month's net asset value per share.